Exhibit (a)(3)(iii)

August 12,2005

Dear Shareholder,

Recent changes in reporting requirements by the Securities and Exchange Commission (the “SEC”) are making it significantly more expensive to be a “public” company now than in the past. Even though Community Banks of Georgia, Inc. is not listed on any stock exchanges, under the SEC guidelines we are a public company and are bound by the new reporting requirements. These new requirements are time consuming and expensive especially for a relatively small company such as us. An alternative to staying “public” and incurring these expenses is to deregister from the SEC. A primary prerequisite to deregistering is to reduce our number of shareholders from the current number to a number below three hundred (300).

The Board of Directors of the Company has unanimously approved a plan providing primarily for the termination of the Company’s reporting obligations under the Securities and Exchange Act of 1934 (the “Act”). Under the plan, record holders of 499 or fewer shares of Company common stock will receive cash in exchange for their shares in an amount equal to $20.85 per share. Shares held by shareholders owning more than 499 shares of record (including, for purpose of the plan, any shares held in an IRA account) will remain outstanding and be unaffected by the plan. For the purpose of this transaction, the Company engaged an independent financial advisory service to perform a valuation as to the trading value of the common stock of the Company.

Please see the enclosed Proxy Statement which describes the plan in greater detail.

All of us on the Board of Directors of Community Banks of Georgia, Inc. would prefer not having to make this difficult decision. We appreciate all of our shareholders and appreciate your investment in our company. However, having reviewed the cost of these new reporting requirements, we believe there is no suitable alternative to this course of action. We believe the cost to remaining “public” to be prohibitively expensive. I appreciate your support and would look forward to discussing this matter with you.

Sincerely,

John T. Trammell
President